December 24, 2008
Mr. Michael Clampitt
Senior Attorney
U.S Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Santander BanCorp (the “Corporation”) Form 10-K for the fiscal year ended December 31, 2007 and Form 10-Q for the period ended September 30, 2008 File No. 001-15849
Dear Mr. Clampitt:
We acknowledge receipt of the letter (the “Comment Letter”) from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated December 15, 2008, relating to the above-referenced filings. As per our discussion this morning, we hereby confirm your agreement to extend the period in which the Corporation will respond to the Comment Letter until January 30, 2009. We are requesting this extension in light of the Holiday Season so that we can devote the appropriate time and resources to consider the Staff’s comments and to complete our responses.
In addition, we hereby confirm that the Corporation will amend its Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”) to include corrected certifications in accordance with Exchange Act Rule 13a-14(a) and the Staff’s comments issued on September 26, 2008. We plan to file the amendment to the 2007 Form 10-K as soon as practicable.
In connection to our response to the comments from the Staff, the Corporation, including each filing person acknowledges that:
•	The Corporation or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Corporation or filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information with respect to the foregoing please do not hesitate to contact me.
Sincerely,
/s/ Maria Calero
Maria Calero
Senior Executive Vice President and Chief Compliance Officer
Santander BanCorp

c:	Mr. Juan Moreno, Santander BanCorp Mr. Roberto Jara, Santander BanCorp Mr. Kevin W. Vaughn, Sec Staff Ms. Brittany Ebbertt, Sec Staff Mr. Jonathan Gottlieb, Sec Staff